

BRITISH AMERICAN TOBACCO

www.bat.com

news release

9 October 2003

America Pacific Region

Subsequent to the announcement on 2nd September regarding certain organisational changes at British American Tobacco, the Group has decided to retain the America Pacific Region in its current form. Accordingly, with effect from 1st January 2004 Paul Adams, Managing Director, in addition to his other duties, will assume responsibility for the AMPAC Region with USA, Canada, Japan and Korea reporting to him. As previously announced, Susan Ivey and Luc Jobin will join the Management Board on 1st January, 2004.

Enquiries:

Investor Relations:
Ralph Edmondson
Tel: +44 (0)20 7845 1180

Press Office:
Tel: +44 (0)20 7845 2888


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